LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 7, 2019

VIA EDGAR TRANSMISSION
Ms. Lauren Hamilton
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Listed Funds Trust (the “Trust”)
N-14 Filed on September 27, 2019 (the “N-14”)
File Nos.: 333-215588 and 811-23226
Dear Ms. Hamilton:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) with respect to the N-14 and the Core Alternative ETF (the “Fund” or the “Acquiring Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the N-14.
GENERAL

Comment 1.
In the last sentence of the response to the second question in the ‘Questions and Answers’ section, the Staff notes that the Board of Trustees of Cambria ETF Trust may take further actions if shareholders of the Target Fund do not approve the proposal.  Please disclose what actions the Board may take in the event that the proposal is not approved.

Response:	The N-14 has been revised to include other options the Board may take in the event that the proposal is not approved by the Shareholders.

Comment 2.	Please explain supplementally why the expense ratios for the Target Fund and Acquiring Fund differ.

Response:	The expense ratios have been revised and they are the same for both the Target Fund and Acquiring Fund.

Comment 3.
Please explain supplementally why the Other Expenses amount for the Acquiring Fund will significantly decline relative to that of the Target Fund.  If the fee table will be revised, please provide the updated table to the Staff.

Response:	The Fund’s fee table has been revised to read as follows:

Fees and Expenses	Target Fund Shares	Acquiring Fund Shares (pro forma)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.05%	1.05%
Distribution (12b-1) Fees	None	None
Other Expenses	0.18%	0.18%(1)
Total Annual Fund Operating Expenses	1.23%	1.23%

(1)	Based on estimated amounts for the current fiscal year.

Comment 4.
Please augment the ‘Board Considerations’ section on page 10 and the ‘Key Information About the Proposed Reorganization’ section on page 11 to disclose the total estimated costs of the reorganization and what costs, if any, are excluded from the estimate.

Response:	The Trust has revised the disclosure as requested.

Comment 5.
Please revise the ‘Federal Income Tax Consequences of the Reorganization’ section beginning on page 11 to specify the capital loss carryforwards Cambria would have.  Please include the dollar amounts, expiration dates and any potential loss or limitations on the ability to use such carryforwards.

Response:     The Trust has revised the disclosure as requested.

* * *
If you have any questions or require further information, please contact Kent Barnes at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary

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